September 10, 2021

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	Supplemental Response

P10, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted May 13, 2021

CIK No. 0001841968

This letter sets forth the supplemental response of P10, Inc., a Delaware corporation (the “Company”), in response to a request by the staff of the Division of Corporation Finance (the “Staff”) for additional information responsive to Comment No. 1 in the comment letter, dated June 23, 2021, of the Staff with respect to the draft Amendment No. 2 to Registration Statement on Form S-1, CIK No. 0001841968, submitted confidentially to the Securities and Exchange Commission on May 13, 2021. In order to facilitate your review, we have reproduced Comment No. 1 in its entirety, with the Company’s supplemental response set out below the comment.

September 10, 2021

Comment 1

1.

We note your response to comment 11 and your disclosure on page 71 that the 67%-33% economic ownership split was based on the relative fair market values of the assets contributed by each of ECG and ECP, as determined by management. Please tell us why you used the fair market value of gross assets as the basis for the economic ownership and how you considered whether using net assets is more appropriate noting that the information provided in response 10 shows ECG contributed net liabilities with a carrying value of $0.6 million and ECP contributed net assets with a carrying value of $20.6 million.

September 10, 2021

Supplemental Response:

						ECG
	ECP contributed				ECG contributed	Balance Sheet
	to Enhanced PC	ECP			to Enhanced PC	Changes	ECG
	December 14,	Fair Value		ECP	December 14,	December 14-31,	Fair Value		ECG
	2020	Adjustments		Fair Value	2020	2021	Adjustments		Fair Value
Assets
Cash and cash equivalents	$6,584,577	$—		$6,584,577	$1,011,055	$10,927,936	$—		$11,938,991
Restricted cash	—	—		—	1,216,640	—	—		1,216,640
Due from Related Party	—	—		—	—	35,143	—		35,143
Accounts receivable	—	—		—	—	—	—		—
Interest Receivable	330,045	—		330,045	3,116,086	315,364	(2,916,755	)(1)	514,695
Prepaid management fees	—	—		—	—	—	—		—
Credit Enhancement Fee	101,520	(101,520	)(2)	—	687,270	(13,589)	(673,681	)(2)	—
State NMTC notes receivable	—	—		—	13,187,738	—	12,649,262	(3)	25,837,000
Investments (at fair value)	24,825,521	—		24,825,521	56,560,086	—	12,860,302	(4)	69,420,388
Investment in Sub	—	—		—	—	—	—		—
Investment in Unconsolidated Sub	1,406,323	—		1,406,323	534	—	—		534
Investment in allocable state tax credits	—	—		—	—	—	—		—
Payment Undertaking Agreement	17,252,997	(17,252,997	)(5)	—	—	19,862	—	(5)	19,862
Other assets	—	—		—	—	—	—		—
Earned premium tax credits	41,303,735	(41,303,735	)(6)	—	—	334,655	(334,655	)(6)	—
Deferred premium tax credits	—	—		—	—	44,670,666	(44,670,666	)(7)	—
Goodwill	—	—		—	—	5,995,081	(5,995,081	)(8)	—
Identifiable Intanglible Assets	—	—		—	—	—	—		—
Debt Issuance Costs	332,991	(332,991)		—	210,562	—	(210,562)		—

Total assets	$92,137,709	$(58,991,243)		$33,146,466	$75,989,971	$62,285,118	$(29,291,836)		$108,983,253

Liabilities and equity
Accrued Interest Payable	$1,131,764	$(1,131,764)		$—	$2,000,058	$573,691	$(1,173,226)		1,400,523
Accrued Expenses	67,428	—		67,428	72,919	100,000	—		172,919
Current Tax—FIN 48	—	—		—	—	—	—		—
Unearned Management Fees	—	—		—	—	—	—		—
Due to Related Party	—	—		—	125,000	—	—		125,000
State tax credit deposits	—	—		—	—	—	—		—
Revolving credit facility state tax credits, net	—	—		—	—	—	—		—
Tax credit notes payable	65,668,078	(65,668,078	)(9)	—	27,499,531	(472,246)	(27,027,285	)(9)	—
State program notes payable	—	—		—	34,590,803	(27,662,110)	71,307	(10)	7,000,000
Investment firm notes payable	—	—		—	—	38,521,215	1,478,785	(10)	40,000,000
Redemption notes payable	—	—		—	—	—	—		—
Accrued Profits Interests	4,677,775	—		4,677,775	—	3,327,000	—		3,327,000
Unearned Premium Tax Credits	—	—		—	9,318,333	—	(9,318,333	)(9)	—
Deferred Tax Liability	—	—		—	—	—	—		—
State program obligation	—	—		—	3,012,448	—	(3,012,448	)(4)	—

Total liabilities	$71,545,045	$(66,799,842)		$4,745,203	$76,619,092	$14,387,550	$(38,981,200)		$52,025,442
Equity
Member’s equity	20,222,300	7,808,599		28,030,899	(6,633,209)	47,897,568	9,689,364		50,953,723
Minority Interest	370,364	—		370,364	6,004,088	—	—		6,004,088

Total equity	20,592,664	7,808,599		28,401,263	(629,121)	47,897,568	9,689,364		56,957,811

Total liabilities and member’s equity	$92,137,709	$(58,991,243)		$33,146,466	$75,989,971	$62,285,118	$(29,291,836)		$108,983,253

					ECP & ECG Ownership Split at FV
	ECP Net Assets at FV (Total Equity)			$28,401,263	33.3%
	ECG Net Assets at FV (Total Equity)			56,957,811	66.7%

	Total			$85,359,074

Adjustment Notes:

(1)	Remove interest receivable associated with UT and NV NMTC receivables that is captured in the state NMTC notes receivable to avoid double counting

(2)	Remove deferred charge for credit enhancement fee prepaid

(3)	Adjust to future realizable value of UT & NV assets flowing through the note structure

(4)	Remove Jobs for Texas assets that are attributable to the TX Dept of Agriculture & add TN, PA and RI projects per Sale & Purchase Agreement

(5)	Remove PUA used to defease tax credit debt and associated accrued interest

(6)	Remove tax credits used to defease tax credit debt and associated accrued interest

(7)	Remove Intangible recorded in business combination (offsets tax credits)

(8)	Remove Intangible recorded in business combination for Goodwill

(9)	Remove tax credit notes defeased through use of PUA & tax credits by Investors

(10)	Remove unamortized debt issuance costs to state at Face Value of the obligation

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience and hope, that the Staff is satisfied with the response to the Staff’s request for supplemental information. If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the above number.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman